SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement of 2015 Interim Results, dated August 20, 2015	A-1

2.1	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2015 Interim Dividend, dated August 20, 2015	B-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 21, 2015	By:	/s/ Li Yue

		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT OF 2015 INTERIM RESULTS

•	Operating revenue was RMB340.7 billion, up by 4.9%, of which, revenue from telecommunications services was RMB299.5 billion, up by 0.5%

•	EBITDA[1] was RMB126.9 billion, up by 7.3%

•	Profit attributable to equity shareholders was RMB57.3 billion, down by 0.8%

•	Total customers over 810 million, up by 3.4%

•	Payment of an interim dividend of HK$1.525 per share. The Company’s planned dividend payout ratio for the full year of 2015 is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2015, amidst the complex competitive landscape, the Group proactively seized the good opportunities brought by the “Internet+” Plan, aligned with the development trends of three growth curves in voice, data traffic and digital services, further advanced strategic transformation, accelerated business redeployment and innovation, persistently bolstered our leading advantages in 4G business, fostered digital services and improved quality and efficiency, demonstrating a sound growth momentum. The Group led the industry in terms of revenue growth and maintained favorable profitability.

[1]	The Company defines EBITDA as profit for the period before taxation, share of profit of associates, finance costs, interest income, non-operating income (net), depreciation and amortization of other intangible assets.

Financial Results

In the first half of 2015, the Group’s operating revenue recorded a favorable growth and reached RMB340.7 billion, up by 4.9% over the same period last year, of which, revenue from telecommunications services was RMB299.5 billion, up by 0.5% over the same period last year. Driven by the rapid development of 4G business, data business continued to maintain a positive growth momentum with revenue of RMB151.5 billion, up by 24.3% over the same period last year, and as a percentage of revenue from telecommunications services increased to 50.6%. The revenue structure was further optimized, of which, revenue from wireless data traffic reached RMB100.9 billion, up by 40.1% over the same period last year and was the primary driver of the growth of revenue. In addition to the endeavor of increasing revenue, the Group further reinforced cost reduction and efficiency enhancement, deepened the transformation of marketing and sales model, strictly controlled administrative expenses and the results are favorable and continuously maintained favorable profitability. Profit attributable to equity shareholders decreased by 0.8% over the same period last year to RMB57.3 billion, and the margin of profit attributable to equity shareholders was 16.8%. EBITDA increased by 7.3% over the same period last year to RMB126.9 billion, and EBITDA margin2 was 37.2%. EBITDA was 42.4% of revenue from telecommunications services.

Rapid 4G Developments

Focusing on 4G quality network construction, we continue improving our capabilities in network and marketing and rapidly expanding our 4G customer base to consolidate our leading position in 4G development.

In the first half of 2015, the number of our 4G base stations reached 940,000. Keeping enhancing our network capability and coverage, we achieved the world’s largest 4G network covering a population of more than one billion people, realizing nationwide continuous coverage in almost all cities and counties as well as data hotspot coverage in developed rural towns and villages. We proactively guided the development of the device supply chain to launch 4G devices of more diversified models at more affordable prices. In the first half of 2015, 140 million 4G handsets had been sold through all distribution channels. We accelerated our customer migration to 4G network by promoting the integrated marketing of devices, USIM cards and 4G tariff plans. The number of our 4G customers demonstrated an accelerating growth momentum, and a net increase of 99.6 million customers was recorded in the first half of 2015. As at the end of June 2015, our 4G customer base reached 190 million, accounting for 23% of our total number of customers, and our 4G customers’ DOU reached 704MB. Meanwhile, we have launched 4G international roaming services in 82 countries and regions and accelerated the global development of TD-LTE through the efforts of GTI (Global TD-LTE Initiative).

[2]	EBITDA margin = EBITDA/Operating revenue

Business Development

Seizing the opportunities arising from the 4G developments, the Group actively expanded the market focusing on the three major drivers of operations, namely, existing customers and business, data traffic and corporate customer services, and maintained stable growth in business development.

In terms of existing customers and business, we maintained a stable customer base and advantages in customer scale. As at the end of June 2015, we had over 810 million customers, representing a growth of 10.56 million customers as compared with the end of 2014. We further developed our operations of existing customers and business, and accelerated the migration of customers from 2G and 3G networks to 4G network with a stable retention of middle-to-high-end customers.

We achieved notable increase in data traffic operation and transition from voice-centric to data-centric operations. We accelerated the construction of internet infrastructure to increase the internet access speed, and the mobile phone on-net hits rate reached 84.8%. In the meantime, aligned with customers’ demand, we promoted the restructuring of tariff plans and launched innovative services such as integrated data tariff plans and data traffic sharing service. Our data traffic operations showed a rapid growth momentum. In the first half of 2015, our mobile data traffic increased by 154% as compared with the same period last year. The driving force of data traffic as the primary driver of revenue growth becomes more apparent.

We diversified our products designed for corporate customers and achieved a rapid growth in revenue. We launched the commercial Mobile Cloud service and the trial commercialization of three corporate integrated products of Cloud Switchboard, Cloud Corporate Messaging and Cloud Video; endeavored to establish major products such as “and-Education”, “and-Health” and “Internet of Vehicles” to provide integrated solutions targeting different industries and enhance customer value and revenue scale. Revenue from informationalization services increased by 18.7% as compared with the same period last year, with a notable increase in market shares.

Strategic Transformation

The Chinese government has formulated the “Internet+” action plan and is actively promoting the integration of mobile Internet, Big Data, Cloud Computing and Internet of Things with modern manufacture to achieve industrial upgrading and updating. In the future, digital services will extensively reshape the mode of production and lifestyle, providing a promising market for the development of the information and communication industry. Aligned with the development trends of mobile Internet and the “Internet+”, the Group seized the alternating trends of the three curves and deepened its strategic transformation.

The Group focused on the establishment of a quality and efficient 4G network, persisted with the development of Four-Network Coordination and enhanced its overall network capability, leading to a more reasonable data carrying structure. Our 4G mobile data traffic increased to 62% of the total data traffic. The major data carrying 4G network had promoted the transition from voice-centric to data-centric operations. We further improved our infrastructure network capabilities, focusing on the accumulation and construction of infrastructure resources including our transmission networks, public Internet and IDC. Leveraging our wireless broadband advantages, we promoted the development of fixed-line broadband access with actual situation, to provide foundation and support for the transition from mobile services to innovative full-services.

Adhering to the “smart pipes, open platform, featured services, friendly interface” policy, the Group promoted the development of mobile Internet and its capacities in digital services. Leveraging our advantages in resources, scale and capabilities, we consolidated and promoted the product series of “and-Entertainment”, “and-Life” and “and-Communication”, and accelerated the construction and function development of integrated communication platforms. In the meantime, we strengthened redeployment in entertainment, education, transportation, Internet of Things and other key areas, attached great importance to the building of our new capacities in Next Generation Network, Big Data and Open Platform, actively promoted the specialized reform in digital services, accelerated the development of the third growth curve and carried out the transformation and evolution from communications to digital services.

Reform and Innovation

The Group endeavored to promote business redeployment and innovation. Adhering to the principles of centralized management, operational specialization, market-oriented mechanisms, the building of a flat organization and the standardization of processes, the Group constructed new infrastructure and developed products and services for specialized operations and further strengthened our capabilities to achieve sustainable growth.

We improved our capabilities in specialized company operation. With respect to devices, we created our own brand devices and launched the VoLTE-supported smartphones A1 and N1 featuring five modes and eleven frequencies priced at around RMB1,000. With respect to corporate customer operations, we built network-wide collaborative sales systems for major customers and corporate customer product systems for various industries. We established the China Mobile Innovation Industry Fund to promote industrial innovation. We have commenced construction of research centers in Suzhou and Hangzhou. MIGU Company Limited which focuses on mobile Internet digital content services has gradually achieved full integration of the five content areas. Our online services company has accelerated the capacity building of centralized services.

We strengthened centralized management focusing on network malfunction, performance, optimization and maintenance. We continued promoting centralized procurement, further centralized the management of sales outlets and optimized our centralized information security system. We also accelerated the centralized construction of modern infrastructure and our International Information Port Data Center has started production.

Corporate Governance

Abiding by corporate governance principles of integrity, transparency, openness and efficiency, the Company strived to better corporate governance practices by strictly following the requirements under the Listing Rules. We continued to improve the risk management and internal controls, enhance risk predictions and the effects of risk management and control, and promoted the integration of internal controls and business processes. In the first half of 2015, in response to internal and external operating environments as well as regulatory requirements, we focused on the effectiveness and standards of our development, strengthened the supervision on major items in key areas to prevent operation risks and eliminate management loopholes. We continued improving our management systems and mechanisms to ensure our healthy operations.

Investment and Acquisition

Taking into consideration our full-service strategic development, in order to obtain quick access to fixed-line broadband core resources and enhance our operational and managerial efficiency, the Company is currently considering a potential acquisition (the “Potential Acquisition”) of the assets and businesses of China TieTong Telecommunications Corporation, a wholly owned subsidiary of China Mobile Communications Corporation, the Company’s ultimate controlling shareholder.

The Company will comply with the relevant requirements under the Listing Rules and disclose information in relation to the Potential Acquisition as and when appropriate.

Corporate Social Responsibility

The Group has always attached great importance to corporate social responsibility. We continued to deepen the management of our corporate social responsibility, implemented innovative social responsibility practices and played an important role in providing emergency communication services, safeguarding network and information security, eliminating digital divide, facilitating energy saving and emissions reduction and supporting social and charity activities, thus earned wide recognition. We furthered our “Green Action Plan”. In the first half of 2015, we realized a reduction in overall energy consumption per unit of information flow by 15.1% over the same period last year. Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. As at the end of June 2015, we have cumulatively sponsored surgeries for 2,456 children in poverty with congenital heart disease. We continue promoting the “Blue Dream” Education Aid Plan and plan to sponsor trainings for 11,000 primary and secondary school principals in central and western China in 2015.

Awards and Recognition

Our efforts have been widely recognized and praised. In 2015, our ranking in Forbes Magazine’s “Global 2000” List improved to 20th and once again, we were listed among the “FT Global 500”, ranking improved to 11th. The China Mobile® brand was named one of the “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the tenth consecutive year, ranking 15th globally. In the first half of 2015, Moody’s and Standard & Poor’s kept our corporate credit ratings equivalent to China’s sovereign credit ratings, which are Aa3/ Outlook Stable and AA-/ Outlook Stable, respectively.

Dividends

In view of our operating results in the first half of 2015, and taking into consideration of our long-term sustainable development, the Board declared an interim dividend of HK$1.525 per share in accordance with the dividend payout ratio planned for the full financial year of 2015.

The Board believes that the Company’s favorable profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return.

Future Outlook

Looking ahead, the Chinese government’s promotion of the “Internet+” Plan will lead information consumption to become an emerging area with rapid growth. In the Internet of Everything era, everything including human beings, objects, locations, data will be re- organized and re-connected, which opens up a broad market for digital services, brings broad space for the sustainable development of the information and communication industry and provides unprecedented opportunities for the Company’s development.

Nonetheless, we are facing severe challenges from intensified competition in three aspects. With respect to competition in Internet, the operators are facing with the pressure of business substitution of internet companies, the competition for customers as well as network bypass and reshaping of the industry landscape. With respect to cross-industry competition, the manufacturers of network equipment and devices are attempting to enter the field of operation. With respect to competition within the industry, the competition among operators focusing on existing customers and business and data traffic is further intensified, thus our leading window period in 4G is shortened under the growing competition. In addition, changes of customer demand leading to the adjustments of tariff policy will bring considerable impacts on our development.

Looking ahead, the Group will focus on the strategic vision of “Mobile Changes Life, Build Quality Smart Pipe, Become A Trustworthy Digital Services Expert”, firmly seize the favorable opportunities arising during the golden period of data traffic operation for developing digital services, continue to adhere to quality and efficiency, and promote business redeployment and innovation. We will further bolster our leading advantages in 4G business and accelerate the development of fostering digital services. By carrying out industrial layout, capacity building, integrated innovation and reform drive, we will continue expanding our market share in daily life services oriented to individual customers and information services oriented to all industries to build our new advantages for competition and development.

Meanwhile, we will look for appropriate external investment opportunities in an active but cautious manner, and strive to broaden our presence in the market to support our transformation and development.

We will persevere as always and strive to create value for investors.

Xi Guohua

Chairman

20 August 2015, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2015.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2015

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
	Note	2015 Million	2014 Million

Operating revenue
Revenue from telecommunications services	4	299,527	297,910
Revenue from sales of products and others		41,200	26,771

		340,727	324,681

Operating expenses
Leased lines		10,651	10,235
Interconnection		10,871	12,116
Depreciation		64,316	55,868
Employee benefit and related expenses	5	33,977	33,261
Selling expenses		33,318	44,700
Cost of products sold		43,421	40,523
Other operating expenses		81,671	65,624

		278,225	262,327

Profit from operations		62,502	62,354
Non-operating income, net		837	332
Interest income		7,396	7,870
Finance costs		(114)	(114)
Share of profit of associates		3,633	3,966

Profit before taxation		74,254	74,408
Taxation	6	(16,924)	(16,619)

PROFIT FOR THE PERIOD		57,330	57,789

Other comprehensive (loss)/income for the period that may be subsequently reclassified to profit or loss:

Exchange differences on translation of financial statements of overseas entities		(16)	(100)
Share of other comprehensive income of associates		167	718

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		57,481	58,407

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2015

(Expressed in RMB)

		Six months ended 30 June
		2015	2014
	Note	Million	Million

Profit attributable to:
Equity shareholders of the Company		57,265	57,742
Non-controlling interests		65	47

PROFIT FOR THE PERIOD		57,330	57,789

Total comprehensive income attributable to:
Equity shareholders of the Company		57,416	58,360
Non-controlling interests		65	47

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		57,481	58,407

Earnings per share – Basic	8(a)	RMB2.80	RMB2.86

Earnings per share – Diluted	8(b)	RMB2.80	RMB2.83

EBITDA (RMB million)		126,863	118,265

Details of dividends to equity shareholders of the Company are set out in note 7.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2015

(Expressed in RMB)

		As at 30 June 2015	As at 31 December 2014
	Note	Million	Million

Non-current assets
Property, plant and equipment		571,493	564,795
Construction in progress		91,227	93,341
Land lease prepayments and other prepayments		25,661	24,855
Goodwill		35,300	35,300
Other intangible assets		736	766
Interest in associates		71,401	70,444
Interest in a joint venture		15	—
Deferred tax assets		27,917	20,507
Restricted bank deposits		5,384	8,731
Other financial assets		127	127

		829,261	818,866

Current assets
Inventories		6,657	9,130
Accounts receivable	9	18,374	16,340
Other receivables		15,551	14,398
Prepayments and other current assets		15,082	15,344
Amount due from ultimate holding company		121	112
Tax recoverable		263	702
Available-for-sale financial assets		6,487	2,000
Restricted bank deposits		—	695
Bank deposits		350,179	352,118
Cash and cash equivalents		100,833	66,744

		513,547	477,583

Current liabilities
Accounts payable	10	204,050	223,503
Bills payable		976	674
Deferred revenue		58,554	62,615
Accrued expenses and other payables		162,754	134,725
Amount due to ultimate holding company		4,380	4,271
Obligations under finance leases		68	68
Current taxation		11,179	6,020

		441,961	431,876

Net current assets		71,586	45,707

Total assets less current liabilities carried forward		900,847	864,573

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2015

(Expressed in RMB)

	As at 30 June 2015 Million	As at 31 December 2014 Million

Total assets less current liabilities brought forward	900,847	864,573

Non-current liabilities
Interest-bearing borrowings	(4,993)	(4,992)
Deferred revenue, excluding current portion	(850)	(840)
Deferred tax liabilities	(158)	(98)

	(6,001)	(5,930)

NET ASSETS	894,846	858,643

CAPITAL AND RESERVES
Share capital	402,113	400,737
Reserves	490,622	455,839

Total equity attributable to equity shareholders of the Company	892,735	856,576
Non-controlling interests	2,111	2,067

TOTAL EQUITY	894,846	858,643

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of preparation

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2015 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to- date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2014 Annual Report and there have been no significant changes in the financial risk management policies for the six months ended 30 June 2015.

The Group’s unaudited condensed consolidated interim financial information contains explanations of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2014. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by HKICPA. PwC’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

2	Significant accounting policies

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2014.

The following amended and annual improved standards are mandatory for the first time for the Group’s financial year beginning 1 January 2015 and are applicable for the Group:

Amendment to IAS/HKAS 19, “Employee Benefits”

Annual Improvement to IFRSs/HKFRSs 2010-2012 cycle

Annual Improvement to IFRSs/HKFRSs 2011-2013 cycle

The adoption of the above amended standards did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

The requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year, the adoption of the new Hong Kong Companies Ordinance did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning after 1 January 2015 and have not been early adopted by the Group. Management is assessing the impact of such new standards and amendments to standards and will adopt the relevant standards and amendments to standards in the subsequent periods as required.

3	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4	Operating revenue

	Six months ended 30 June
	2015 Million	2014 Million

Revenue from telecommunications services
Voice services	138,670	165,778
Data services	151,512	121,913
Others	9,345	10,219

	299,527	297,910

Revenue from sales of products and others	41,200	26,771

	340,727	324,681

On 29 April 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China (“SAT”), and as approved by the State Council of the People’s Republic of China, the telecommunications industry would be included in the scope of the pilot program for the transformation from business tax to value-added tax (the “VAT Program”) from 1 June 2014. According to the Cai Shui [2014] No. 43, the value-added tax rates for the provision of basic telecommunications services and value-added telecommunications services are 11% and 6%, respectively. With the implementation of the VAT Program from 1 June 2014, the Group is not required to pay the business tax of 3% on the telecommunications services.

5	Employee benefit and related expenses

	Six months ended 30 June
	2015 Million	2014 Million

Salaries, wages and other benefits	19,819	16,095
Retirement costs: contributions to defined contribution retirement plans	2,748	2,020
Labor service expenses	11,410	15,146

	33,977	33,261

In accordance with requirements of reducing the proportion of outsourcing labors among total labors under “Amendment to Labor Contract Law of the People’s Republic of China” and its associated rules and regulations, the Group has made adjustment on the structure of employees and outsourcing labors. Such adjustment leads to the increase in number of employees and the decrease in number of outsourcing labors in 2015 and the following years. In order to reasonably reflect the composition and fluctuation of employee benefit and related expenses, the Group presents employee benefit and related expenses by combining personnel expenses and labor service expenses, the latter of which was presented under other operating expenses prior to 2015. The comparative figures have been presented on the same basis.

6	Taxation

		Six months ended 30 June
	Note	2015 Million	2014 Million

Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the period	(i)	83	108
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(ii)	24,191	21,495

		24,274	21,603

Deferred tax

Origination and reversal of temporary differences	(iii)	(7,350)	(4,984)

		16,924	16,619

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2015 (for the six months ended 30 June 2014: 16.5%).
(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2015 (for the six months ended 30 June 2014: 25%). Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (for the six months ended 30 June 2014: 15%).
(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.
(iv)	On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (the “2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

7	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2015	2014
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$1.525 (equivalent to approximately RMB1.203) (2014: HK$1.540 (equivalent to approximately RMB1.222)) per share	24,624	24,879

The 2015 ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1=RMB0.78861, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2015. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2015.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2015	2014
	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.380 (equivalent to approximately RMB1.089) (2014: HK$1.615 (equivalent to approximately RMB1.270)) per share	22,283	26,044

8	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2015 is based on the profit attributable to equity shareholders of the Company of RMB57,265,000,000 (for the six months ended 30 June 2014: RMB57,742,000,000) and the weighted average number of 20,471,012,718 shares (for the six months ended 30 June 2014: 20,209,536,890 shares) in issue during the six months ended 30 June 2015.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2015 is based on the profit attributable to equity shareholders of the Company of RMB57,265,000,000 (for the six months ended 30 June 2014: RMB57,742,000,000) and the weighted average number of 20,479,980,850 shares (for the six months ended 30 June 2014: 20,368,640,154 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2015 Number of shares	2014 Number of shares

Weighted average number of shares in issue during the period	20,471,012,718	20,209,536,890
Dilutive equivalent shares arising from share options	8,968,132	159,103,264

Weighted average number of shares (diluted) during the period	20,479,980,850	20,368,640,154

9	Accounts receivable

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at 30 June 2015 Million	As at 31 December 2014 Million

Within 30 days	9,541	9,963
31–60 days	2,386	2,184
61–90 days	1,718	1,161
Over 90 days	4,729	3,032

	18,374	16,340

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

10	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 30 June 2015 Million	As at 31 December 2014 Million

Due within 1 month or on demand	163,283	193,595
Due after 1 month but within 3 months	17,597	13,465
Due after 3 months but within 6 months	8,892	6,095
Due after 6 months but within 9 months	5,261	3,363
Due after 9 months but within 12 months	9,017	6,985

	204,050	223,503

All of the accounts payable are expected to be settled within one year or are repayable on demand.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2015, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited condensed consolidated interim financial information for the six months ended 30 June 2015.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2015, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specific term. All directors are subject to retirement by rotation and re-election at our AGMs every three years.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed, following enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2015 to 30 June 2015.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2015 of HK$1.525 per share (before withholding and payment of PRC enterprise income tax) (the “2015 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Wednesday, 9 September 2015 to Friday, 11 September 2015 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2015 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 8 September 2015. The 2015 Interim Dividend will be paid on or about Wednesday, 30 September 2015 to those shareholders on the register of members on Friday, 11 September 2015 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2015 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2015 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2015 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2015 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2015 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Tuesday, 8 September 2015.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2015 Interim Report will be despatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2015 INTERIM DIVIDEND

Reference is made to the 2015 interim results announcement of China Mobile Limited (the “Company”) published on 20 August 2015. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2015 of HK$1.525 per share (before withholding and payment of PRC enterprise income tax) (the “2015 Interim Dividend”) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Wednesday, 9 September 2015 to Friday, 11 September 2015 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2015 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 8 September 2015. The 2015 Interim Dividend will be paid on or about Wednesday, 30 September 2015 to those shareholders on the register of members on Friday, 11 September 2015 (the “Record Date”). This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of Laws of Hong Kong).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2015 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2015 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2015 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2015 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

B-1

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Tuesday, 8 September 2015.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 20 August 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

B-2